3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
(215) 981-4506
delrasoj@pepperlaw.com
January 26, 2009
VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Rivus Bond Fund (the “Fund”)
1940 Act Filing No. 811-02201
Dear Ladies and Gentlemen:
          On behalf of the Fund, transmitted herewith for filing is a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”). Such Registration Statement also constitutes Amendment No. 24 to the Fund’s registration statement under the Investment Company Act of 1940, as amended. The Fund is a non-diversified closed-end investment company whose shares are listed on the New York Stock Exchange (“NYSE”) (Ticker Symbol: BDF).
          The Registration Statement relates to the registration, under the 1933 Act, of shares of beneficial interest upon exercise of transferable rights to subscribe to such shares. As described in the Registration Statement, shareholders on the record date will receive one Right for each outstanding share of beneficial interest owned. The rights entitle a shareholder to purchase one new share of beneficial interest for every three rights owned. In addition, shareholders of record who fully exercise their rights may purchase shares not acquired by other shareholders in the Rights Offering through an over-subscription privilege. The rights are transferable and are expected to be listed and trade on the NYSE. Such securities will be offered on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act.
          Registration fees of $995.22 with respect to the filing has been submitted with this filing (Fed. Ref. No. 0123D3B74V3C002341).

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U.S. Securities and Exchange Commission
January 26, 2009

          Please direct your comments and questions to the undersigned at 215.981.4506 or, in his absence, John P. Falco, Esq. at 215.981.4659.
Very truly yours,
/s/ Joseph V. Del Raso
Joseph V. Del Raso
cc:     John P. Falco, Esq.